

July 7, 2010

via U.S. mail and facsimile

Andrew B. Cogan, Chief Executive Officer
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

> **RE: Knoll, Inc.**
> **Form 10-K for the Fiscal Year Ended December, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Definitive Proxy filed March 24, 2010**
> **File No. 001-12907**

Dear Mr. Cogan:

We have reviewed your response letter dated June 25, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Definitive Proxy Statement on Schedule 14A filed on March 24, 2010

Executive Compensation, page 19

Long-term Incentive Compensation – Equity Grants, page 22

1. We note your response to comment nine in our letter dated June 7, 2010. It is unclear, however, how the equity compensation is intended to complement your short-term annual cash compensation, considering also that such correlation is not currently discussed in your proxy statement. In addition, while we understand that the equity compensation levels are not derived through the application of a formula, but through the exercise of the compensation committee's collective judgment, your disclosure must discuss how the committee determined that such equity award levels were appropriate and effective in aligning the interest of the executive officers with the interest of your stockholders, among other things. Please revise your disclosure in future filings accordingly.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

Mr. Cogan
Knoll, Inc.
July 7, 2010
Page 2

Please understand that we may have additional comments after reviewing your response to our comment.

     Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief